March 9, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 First Street N.W.
Washington, DC 20549

Re:           Implant Sciences Corporation (the “company”)
File No. 001-14949

Dear Ms. Crane:

In connection with the Staff’s comment letter, dated February 11, 2009, regarding the above-referenced matter, we hereby respectfully submit the following responses electronically via EDGAR.

For convenience of your review, we have repeated the Staff’s question and comment in bold type immediately prior to our response.

Form 10-K for the year ended June 30, 2008

Management’s Discussion and Analysis or Plan of Operation, Page 22

Item 9A. Controls and Procedures, page 29

1.
Please refer to our prior comment 3.  It appears from your response that you have not yet completed the testing of your internal controls over financial reporting.  Please clarify how management was able to conclude that internal control over financial reporting, as well as your disclosure controls and procedures were effective at June 30, 2008.

We acknowledge the Staff’s comment relative to the company’s disclosure controls and procedures as well as our internal controls over financial reporting.  Management, as noted in our response of February 6, 2009, continues its efforts with regards to the testing of the design and operational effectiveness of our internal controls.  That being said, while incomplete, the testing  of the design and of the operational effectiveness of our internal controls did reveal several control deficiencies, none of which individually or in combination would rise to the level of a material weakness.  Further, the company hired an experienced Chief Financial Officer and an experienced Controller in July 2008 and June 2008, respectively, both of whom participated in the financial close process for the year ended June 30, 2008 and undertook a thorough review of the Company’s financial statements to ensure that they were prepared in conformity with generally accepted accounting principles and  had sufficient information about the flow of transactions to identify where potential material misstatements, due to ineffective internal controls, could occur.   Based upon its evaluation, Management believes that our internal controls over financial reporting, as of June 30, 2008, are effective and provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The CEO and CFO both play essential roles in the disclosure controls and procedures and have created an effective disclosure environment that encourages open, timely disclosure of material events.  As part of the company’s disclosure controls and procedures evaluation, Management assessed the major potential disclosure risks; considered the applicable regulatory and generally accepted accounting principles disclosure requirements; assigned responsibility for the preparation, review and approval of the company’s external disclosure; reviewed and approved all external filings.  Based upon their evaluation, our CEO and CFO have concluded that as of the end of the period covered by the Annual Report the company’s disclosure controls and procedures were effective to ensure that material information relating to the company is made known to management, including the CEO and CFO.

Additionally, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the information included herein.  Please feel free to contact me at your earliest convenience, should you have any questions or comments.

Sincerely,
Implant Sciences Corporation

/s/  Roger P. Deschenes

Roger P. Deschenes
Vice President, Finance